Exhibit 11.02

Telcel Memo Translation

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Matter at hand: Commercial Proposal M2M Telcel

May it be stated through this document the celebration for the coming together on one part of Location Based Technologies, Inc. and Radio Movil, DIPSA, and Telcel of recognizing backward and forth the character and personality and people in charge that are hereby a part of this document that come together to manifest the baseline and workflow together from the moment of the signing of this document until the establishment of relationships of another kind, if that comes to pass, and we reach a common accord on the intention of establishing a carrier Mexico and Latin America at Radio Movil DIPSA to be the platform M2M of LBT from the moment of the signing of the NDA which occurred last month on April of 2011. The current document is part of the proposal of business that has been presented in this case by Radio Movil. The following will explain the business proposal, mobile to mobile for LBT.

Through this conduit we are presenting the business proposal for M2M and machine to machine is a generic concept that indicates the interchange of information in various formats from two remote locations using the networks of Telcel which has the primary objective of giving the communication option by optimizing resources and sharing that information online.

Today the wireless networks are an indispensible perquisite to corporate entities given the necessity of interchange of information between their mobile units and the applications that they have with the objective of supporting and increasing productivity. The network called GPRS Edge 3G of Telcel allows an extension of the corporate infrastructure to any place that GPRS Edge 3G has coverage. This means that from this point forward you will now be able to exchange data and information with your corporate servers and any mobile unit.

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Service M2M Telcel what is it?

It is a service that has the objective to provide the client a platform to efficiently move out your SIMS operations. In addition it allows:

1)	The administration of lines and mobile lines for making decisions according to best business rules

2)	It allows the communication between platforms by GPRS or SMS

3)	It does not include voice services because it does not generate any virtual operators

4)	It allows focused service to the corporate merchants and

5)	It allows a sales strategy at the wholesale level.

Characteristics:

6)	You can administer and control the entire SIMS in real time through the control center

7)	You can graphically visualize and see the monthly usage, month after month, of a SIM card and detailed information on each session.

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8)	It allows the compartmentalized historic analysis of any communication so you can detect problems and opportunities and obtain the maximum benefit of the service as well as optimizing your costs.

9)	It is possible to create a condition and give support to your clients that use units that have this service installed.

10)	It allows the consultation online of detailed billing and usage of the service.

11)	You can create and administer access accounts for the different users of the control center giving you a powerful work tool that adjusts to your various needs.

All of the functionality can integrate with your systems to facilitate the operations better processes and automatic billing.  The monitoring service of M2M Telcel must be implemented throughout your own connection for each corporate client APN.

Examples of the application of the M2M Telcel Platform

Platform M2M Diagrams

Integration of PocketFinder with Telcel M2M telcel platform

Diagrams:

(written under the Pocketfinder)

The manufacturer is interested in selling the product and service throughout AMX territories

(under American Movil)

The product or service uses the 3G network for the transmission of information and SMS

(under Gimalto)

The SIMS cards are sent to the manufacture of OEM to reduce time and cost

(under Jasper)

The plans are proven and the measures taken for all of the units

(under the person)

The final user will enjoy a service that is using Telcel without having a contract. The OEM has a direct relationship with the client.